82-03138

BAE Systems plc

TOTAL VOTING RIGHTS – MONTH-END NOTIFICATION

As at 30 April 2008 BAE Systems plc:

(i) had 3,579,302,766 issued ordinary shares of 2.5 pence each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of BAE Systems plc;

(ii) held 59,094,720 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

SUPPL

(iii) accordingly, had total voting rights of 3,520,208,046.

The total voting rights figure (of 3,520,208,046) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, BAE Systems plc under the FSA's Disclosure and Transparency Rules.

30 April 2008




08002667

dw 5/21

BAE Systems plc

Interim Management Statement for the period from 1 January 2008 to 6 May 2008

7 May 2008

BAE Systems plc today issues its first interim management statement in accordance with the requirements of the UK Listing Authority's Disclosure and Transparency Rules. The statement relates to the period from 1 January 2008 to 6 May 2008.

BAE Systems continued to progress well in the period, building on the strong performance of 2007 and with the Group's large order book providing excellent forward visibility. Trading for the period has been consistent with management expectations at the time of the preliminary results announcement on 21 February 2008. Additional order intake of approximately $0.8bn (£0.4bn) received in the period for mine protected vehicles, has further enhanced the near term outlook for the Land & Armaments business. As announced on 3 April 2008, a reduction in the UK military aircraft workforce is to be undertaken to reflect anticipated changes in the nature of the workload in that sector; the resultant costs will not impact our outlook for the year.

For the Group as a whole, a further year of good growth is anticipated for 2008.

The sale of the Surveillance and Attack business for $240m (£122m) was completed in the period, generating a profit on disposal of £61m.

In December 2007 and January 2008 the Group announced the proposed acquisitions of MTC Technologies Inc and Tenix Defence, respectively, for a combined consideration of £0.6bn. These acquisitions are progressing towards completion.

The Board's Nominations Committee is leading the search for suitable candidates to succeed Mike Turner as Chief Executive after he retires from the Company in August.

The independent committee (chaired by Lord Woolf) appointed by the Board to study and report on the status of ethical policies and processes in the Group reported at the end of the period. The committee's findings will now be evaluated and acted upon.

AGM

The Company's Annual General Meeting will be held today at 11.00am at the Queen Elizabeth II Conference Centre, London. An announcement detailing the voting on the resolutions put to the meeting will be issued later today.

Forthcoming dates

BAE Systems will announce the Group's results for the six months to 30 June 2008 on 1 August 2008.

Cautionary statement

All statements other than statements of historical fact included in this Interim Management Statement, are forward-looking statements. Such forward-looking statements, which reflect management's assumptions made on the basis of information available to it at this time, involve known and unknown

risks, uncertainties and other important factors which could cause the actual results, performance or achievements of BAE Systems or the market and economies in which BAE Systems operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Nothing in this Interim Management Statement shall be regarded as a profit forecast. BAE Systems plc and its directors accept no liability to third parties in respect of this Interim Management Statement, save as would arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A of the Financial Services and Markets Act 2000.

Issued by:
BAE Systems plc
London

82-03138

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with DTR 3.1.4R(1)(a) of the Disclosure Rules and Transparency Rules:

The Company today granted options under the BAE Systems Performance Share Plan to the following PDMRs as set out below:

Name of PDMR	Number of shares granted under option
Walt Havenstein*	115,749
Ian King	122,039
George Rose	122,039

The above awards have been granted following the passing of the necessary resolution at the Company's Annual General Meeting held earlier today. The awards made to Ian King and George Rose are in respect of ordinary shares of 2.5p each in BAE Systems plc at nil consideration. The options are exercisable in three tranches between 26.03.11 and 26.03.15 subject to the attainment of performance conditions.

* The award made to Walt Havenstein is a conditional award of shares over ordinary shares of 2.5p each in BAE Systems plc at nil consideration. The award vests in three tranches between 26.03.11 and 26.03.13 subject to the attainment of performance conditions.

7 May 2008

82-03138

BAE SYSTEMS plc

AGM Resolutions

Copies of the following:

Ordinary resolution relating to the authorisation of political donations and political expenditure by the Company and its subsidiaries up to specified limits;

Ordinary resolution relating to amendments to the BAE Systems Share Matching Plan 2006;

Ordinary resolution relating to amendments to the BAE Systems Performance Share Plan 2006;

Ordinary resolution relating to an increase in the Company's authorised share capital;

Ordinary resolution relating to the renewal of the authority for the directors to allot new shares;

Special resolution relating to the renewal of the authority for the directors to disapply pre-emption rights;

Special resolution relating to the renewal of the authority for the Company to purchase its own shares; and

Special resolution relating to amendments to the Articles of Association,

being resolutions (other than resolutions concerning ordinary business) passed by the Company at its AGM on 7 May 2008, have been submitted to the Financial Services Authority and will shortly be available for publication at the Financial Services Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel: (020) 7066 1000.

Copies are also available from the Company Secretary, BAE Systems, 6 Carlton Gardens, London SW1Y 5AD.

8 May 2008

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with DTR 3.1.4R(1)(a) of the Disclosure Rules and Transparency Rules:

The Company yesterday granted options over 60,324 ordinary shares of 2.5p each, under the BAE Systems Performance Share Plan, to Alan Garwood, a PDMR.

The above award has been granted following the passing of the necessary resolution at the Company's Annual General Meeting on 7 May 2008. The option, which was granted at nil consideration, is exercisable in three tranches between 26.03.11 and 26.03.15 subject to the attainment of performance conditions.

8 May 2008

No. 1470151

The Companies Act 1985 - 2006

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday 7 May 2008, the following resolution was passed as an Ordinary Resolution:

THAT:

(a) the Company and those companies which are subsidiaries of the Company at any time during the period for which this resolution has effect be authorised for the purposes of Part 14 of the Companies Act 2006 during the period from the date of the passing of this resolution to the earlier of the conclusion of the Company's Annual General Meeting in 2009 or 30 June 2009:

(i) to make political donations to political parties, and/or independent election candidates;

(ii) to make political donations to political organisations other than political parties; and

(iii) to incur political expenditure,

up to an aggregate of £100,000, and the amount authorised under each of paragraphs (i) to (iii) shall also be limited to such amount;

(b) all existing authorisations and approvals relating to political donations or expenditure under Part 10A of the Companies Act 1985 are hereby revoked without prejudice to any donation made or expenditure incurred prior to the date hereof pursuant to such authorisation or approval; and

(c) words and expressions defined for the purpose of the Companies Act 2006 shall have the same meaning in this resolution.

No. 1470151

The Companies Act 1985 - 2006

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday 7 May 2008, the following resolution was passed as an Ordinary Resolution:

THAT the rules of the BAE Systems Share Matching Plan be amended to increase individual limits as set out in the copy of the Plan rules produced to this meeting and, for the purposes of identification, initialled by the Chairman.

No. 1470151

The Companies Act 1985 - 2006

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday 7 May 2008, the following resolution was passed as an Ordinary Resolution:

THAT:

(a) the rules of the BAE Systems Performance Share Plan be amended to increase individual limits and make amendments to the vesting provisions as explained in the note to this resolution and as set out in the copy of the Plan rules produced to this meeting and, for the purposes of identification, initialled by the Chairman; and

(b) the Directors be authorised to make one half of an award subject to a performance condition based on appropriately stretching internal measures as determined by the Board's Remuneration Committee (in accordance with the policy summarised in the note to this resolution).

No. 1470151

The Companies Act 1985 - 2006

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday 7 May 2008, the following resolution was passed as an Ordinary Resolution:

THAT the share capital of the Company be increased from £180,000,001 to £188,750,001 by the creation of 350,000,000 ordinary shares of 2.5p each.

No. 1470151

The Companies Act 1985 - 2006

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday 7 May 2008, the following resolution was passed as an Ordinary Resolution:

THAT the authority conferred on the Directors by Article 12 (B)(i) of the Articles of Association of the Company be and is hereby renewed for the period ending on 30 June 2009 or, if earlier, on the day before the Company's Annual General Meeting in 2009 and that for such period the Section 80 Amount will be £29,275,236.

No. 1470151

The Companies Act 1985 - 2006

COMPANY LIMITED BY SHARES

Special Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday 7 May 2008, the following resolution was passed as an Special Resolution:

THAT the power conferred on the Directors by Article 12 (B)(ii) of the Articles of Association of the Company be and is hereby renewed for the period ending on 30 June 2009 or, if earlier, on the day before the Company's Annual General Meeting in 2009 and that for such period the Section 89 Amount will be £4,391,724.

No. 1470151

The Companies Act 1985 - 2006

COMPANY LIMITED BY SHARES

Special Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday 7 May 2008, the following resolution was passed as an Special Resolution:

THAT the Company be and is hereby unconditionally and generally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases, as defined in Section 163 of that Act, of ordinary shares of 2.5p each in the capital of the Company provided that:

(a) the maximum number of shares that may be purchased is 351,337,974;

(b) the minimum price which may be paid for each share is 2.5p;

(c) the maximum price that may be paid for each share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d) this authority shall expire on the conclusion of the Annual General Meeting of the Company held in 2009 or, if earlier, 30 June 2009 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which may be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

No. 1470151

The Companies Act 1985 - 2006

COMPANY LIMITED BY SHARES

Special Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday 7 May 2008, the following resolution was passed as an Special Resolution:

THAT:

(a) with effect from the end of this Annual General Meeting or any adjournment thereof, the Articles of Association of the Company be and are hereby amended so that they shall be in the form of the amended articles of association produced to the meeting, marked 'A' and initialled by the Chairman of the meeting for the purposes of identification; and

(b) with effect from 00:01 on 1 October 2008 or any later date on which Section 175 of the Companies Act 2006 comes into effect:

  (i) for the purposes of Section 175 of the Companies Act 2006, the Directors be given power in the Articles of Association of the Company to authorise certain conflicts of interest as described in that section; and

  (ii) the Articles of Association of the Company then in force be and are hereby amended by the deletion of Articles 96 and 97 in their entirety, by the insertion in their place of new Articles 96, 97, 98, 99 and 100 and by the making of all consequential numbering amendments therefor required, as detailed in the amended articles of association produced to the meeting, marked 'B' and initialled by the Chairman for the purposes of identification.

82-03138

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with DTR 3.1.4R(1)(a) of the Disclosure Rules and Transparency Rules:

The Company yesterday granted options over 60,324 ordinary shares of 2.5p each, under the BAE Systems Performance Share Plan, to Alan Garwood, a PDMR.

The above award has been granted following the passing of the necessary resolution at the Company's Annual General Meeting on 7 May 2008. The option, which was granted at nil consideration, is exercisable in three tranches between 26.03.11 and 26.03.15 subject to the attainment of performance conditions.

8 May 2008

END